

Mail Stop 3561

June 16, 2009

Mr. Guosheng Xu
Chief Executive Officer
Zhaoheng Hydropower Company
F/19, Unit A, Jingfengcheng Building
5015 Shennan East Road
Shenzhen, China 518015

   Re: Zhaoheng Hydropower Company
     Item 4.02 Form 8-K/A
     Filed June 12, 2009
     File No. 0-52786

Dear Mr. Xu:

  We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated June 12, 2009. Our review resulted in the following additional comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanations. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 8-K/A filed June 12, 2009

1. We reviewed your response to comment number two in our letter dated May 21, 2009 and the revisions to your disclosure. We also reviewed your disclosure in Form 10-K filed April 15, 2009. It is unclear to us why the restatement of your financial statements had no impact on income for the year ended December 31, 2007 unless you imputed interest income on the loans made to Zhaoheng Industrial with interest at a rate equal to the interest rate paid on the bank loans. Please tell us whether you imputed interest on the loans to Zhaoheng Industrial. If so, tell us your basis in GAAP for imputing interest in light of the guidance in APB 21. In particular, please specifically discuss whether you exchanged some other rights and privileges together with the cash exchanged for the notes and the nature of the rights or privileges included in the exchange. Otherwise, tell us the GAAP literature that supports charges to additional paid-in capital to correct the cumulative and income statement effects of the accounting error.

Mr. Guosheng Xu
Zhaoheng Hydropower Company
June 16, 2009
Page 2

       As appropriate, please respond to this comment within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter on EDGAR.

       If you have any questions regarding this comment, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

       Sincerely,

       Adam Phippen
       Staff Accountant